MICHELIN

05012794

SUPPL

November 16, 2005

SEC MAIL PROCESSING
RECEIVED
NOV 23 2005
WASH. D.C. 203 SECTION

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Minutes of a Meeting with Shareholders held in Paris on June 7, 2005.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

NOV 29 2005

11/29

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354



Meeting with Shareholders in Paris on June 7, 2005

On June 7, 2005, less than 3 weeks after the Annual General Meeting convened in Clermont-Ferrand, Edouard Michelin hosted a meeting at the Carrousel du Louvre Convention Center in Paris attended by more than 2,000 of our Shareholders from Paris and the surrounding area.
There were three parts to the Meeting: the results for 2004 and the prospects for 2005, the presentation of three operational themes followed by a debate and then a discussion with the audience preceded by the talk given by Edouard Michelin.

Results for 2004 and the prospects for 2005

Michel Rollier, Chief Financial Officer and new Managing Partner, presented Michelin's economic and financial performance.



The year 2004 was characterized by highly contrasted tire markets and a very sharp rise in the cost of raw materials, yet Michelin significantly improved its economic performance by keeping to its strategy of profitable targeted growth.

The transition to IFRS accounting standards was compared by Michel Rollier to a change in the scale of measurement, Centigrade as opposed to Fahrenheit. The thermometric reference has changed, but the temperature remains the same.

As for the year 2005, in which it is expected that the environment will be more difficult, the Company has set its sights on a performance which will be at least good as last year's achievements.

After having emphasized that the dividend was up by 35%, and that the Michelin share had increased in value, Michel Rollier concluded his talk by underscoring the importance of the close relations which Michelin entertains with its Shareholders, since our exclusively registered shares* enable us to communicate directly and to organize Shareholder meetings and discussions with our Shareholders in both Paris and in the provinces.

**An issuing company is aware of the identity of a registered shareholder, whereas a holder of bearer shares is anonymous. Michelin issues registered shares only.*

Three Managers gave a presentation on an operational subject and then answered questions from the floor

1 - The Earthmover tire activity by Prashant Prabhu.

The tires in this highly diversified Product Line weigh between 5 kg and 6.5 tonnes. All the segments within this market show a strong upward trend. Since industrial customers are more sensitive to running costs than to purchase prices, Michelin is developing services designed to extend tire life.

The main challenges are threefold: ensure that the financial result of this activity remains unaffected by currency parities, protect the activity from the effects of cyclicity by extending the duration of contracts and promote innovation.

Extracts from questions and answers

Will this market's dynamic trend continue?
Our customers believe that this trend could last for 2 to 5 years, which would give us the opportunity to radialize the market more, as this is one of our strong points.

Is there a second-hand market for Earthmover tires?
No, because these tires are used until the end of their service life.

Is the manufacturing of Earthmover tires a prestige or a profitable activity?
EM: This is a thoroughly profitable activity which is well controlled and well managed, and in which technology makes the difference.

2 - Maps and Guides - printed versus digital by Emmanuel Pénicaud.

Every year Michelin prints 17 million maps and guides.

Although there is a decrease in the number of printed copies sold, the number of hits is on the increase on Internet, from PDAs (personal digital assistants) or from mobiles. The traffic on the Michelin Guide website in Europe should soar from 15 to 30 million hits per year. The digital version is mainly used to prepare a trip, and enables the user to access detailed updated information, whereas the printed version, which is easy to use and carry about, leaves room for improvisation; in fact the two versions are complementary.



In addition to the *Michelin Guide* the other new products such as *Guide Coups de Cœur* or *Guides Gourmands* have become very popular. The other product ranges have been enhanced in particular by the "high-strength" paper map and the *Voyagez Pratique* travel guide.

Extracts from questions and answers

The Michelin map on Internet lists the locations of speed traps. Is the same true of the printed maps?

Last year, in co-operation with the French Authorities, Michelin produced a road safety map which indicated not only where speed traps had been installed, but also the areas where traffic hazards were highest.

Traffic on Internet is on the increase. Since Internet is free, what about profitability?

With regard to Internet traffic, those who provide the finances are not those who hit the websites, but those who buy advertising space, the price of which depends on the traffic. A website like ours with 300 million hits per year naturally attracts advertisers. Finance also comes from those paying for hyperlinks on the website.



What is the status of your writers? Are they employees or free-lance?

They are both in fact. An in-house team is in charge of each collection and supervises its production. For specific needs such as the *Voyager pratique* travel guide for China, we use outside specialists.

3- The spare wheel on the way out by Patrice Kéfalas.

In the event of a sudden loss of tire pressure, the driver has to be able to keep going and find a safe place to stop and change the wheel. Two solutions combine both safety and mobility: the self-supporting tire, with reinforced sidewalls, and PAX System which has an inner support ring anchored to the wheel. Both of these solutions ensure not only vehicle control but also the facility of being able to choose where to stop.

All over the world, automakers have got plans to dispense with the spare wheel, but these plans only become reality when new opportunities show up. Together with all the players in the automobile manufacturing industry, Michelin is actively exploring the potential behind each solution because Michelin's consummate skills in both technologies make our Company a partner of choice.

It is now an unquestionable fact that the spare wheel is on the way out.

Extracts from questions and answers

You will be losing 20% of your sales figure, since that's one tire less out of every five.

You are quite right, except that it is one tire less in original equipment, but one tire more in the replacement market. The volumes sold remain unchanged and the mix is better.

You were out in front with PAX System, but are you not behind in the run-flat market with reinforced sidewalls?

Michelin began to market the first tires with reinforced sidewalls in North America in 1995, before PAX System. So this was the first technology we developed. Nonetheless, we remain convinced that there is greater technological potential in PAX System for extended mobility, rolling resistance and comfort, and that it complies more satisfactorily to customer expectations than the self-supporting technology.

What is the benefit of these products since punctures are becoming increasingly rare ?

In France there are 3 million punctures every year. When or at what speed this is likely to occur is anybody's guess; nobody can tell how dense the traffic is liable to be, and the conditions can be extremely distressing. The solutions we have to offer enable the driver to keep control of the vehicle and to choose where to stop to attend to the problem.

Is there a price difference between PAX System and the self-supporting technology?

Very little; the price is almost the same.

Edouard Michelin emphasized the salient events in 2004 and then outlines the prospects for 2005 and beyond.

Michelin's performance substantially improved in the course of 2004, despite the highly contrasted markets which were expected at the outset of the year, and a rise in price of raw materials for the fourth year in a row. As the world's top tire manufacturer with a 20% share of the market, Michelin continues to reinforce its presence worldwide and to market leading-edge products such as the new Passenger Car Winter Tire ranges, the Truck Tire X One, the Pilot Power for motor bikes and the XeoBib Agricultural Tires.

Between the year 2000, when our strategy of targeted growth was reinforced, and the year 2004, sales for the Michelin Group overall increased by 17.5% at constant exchange rate, but during the same period in emerging markets sales were up by 60%.

Enhanced efficiency in the supply chain enabled inventory levels to be reduced and improved the ability to comply with customer demands.

Michelin has been able to reduce its debt by 40% whilst retaining an annual rate of investment at an average of 1 billion Euros, these investments being in line with its industrial strategy which is to beef up the West and develop the East.



The Michelin Performance and Responsibility Approach, which was launched in 2002, continues to focus on its facets of economy, customers, personnel and the environment.

The industrial and commercial progress achieved by the Group in 2004 has made us confident that we shall be able to do as least as well this year as last year, despite the fact that markets are slightly less buoyant and that raw materials are more expensive. Michelin's profitable growth strategy with a 10% operating margin objective is under-pinned by three key principles: profitable world growth, valuable innovation and manufacturing industrial competiveness. These are the keys to any sustained success.

Consequently Michelin is facing its market prospects beyond 2005 with clear-headed confidence. In the course of the next decade, markets will exhibit high potential because of the growing needs in both technology and the expanding development in transport. Now that the Group has begun to operate within a more lucrative market niche, Michelin will be able to meet the new challenges and will be in a position to seize new opportunities in order to demonstrate and further prove the value of its technology.



Edouard Michelin concluded on the questions which had arisen in the course of the AGM convened in 2005, that is to say the Company's dividend increase policy, the double voting entitlement and the specific features of a Company that is a Partnership limited by shares; a clear separation is made between the supervisory body (Supervisory Board) and the managerial body, as well as the long-term commitment of the Managing Partners who are jointly and severally liable for Michelin debts on their personal property.

The meeting closed on a discussion with the Shareholders.

Extract from the discussions

Does Michelin benefit from any market niches where there is less competition and less need for research?
EM: It is Michelin's technology which makes it different on certain markets. The full benefit is derived from our research and development which involves more than 4,500 people and more than 4% of our net sales figure.
In fact, generally speaking, it is in the market segments where relatively little technology is required that competition is toughest.

Do you intend to continue manufacturing tires for vintage vehicles?
P. Kefalas: Yes we still have a tire manufacturing business line for classic, vintage and collector vehicles.

Could you give us your opinion on delocalization?
EM: At Michelin we are fortunate to be able to show that it is perfectly feasible to continue to be a steady employer in France, Spain and the United States and pay high wages. In this context today we are working extremely hard to strengthen and modernize our plants in the West. At the same time, we are opening plants in countries where market development is highest in order to be able to serve these markets. I am extremely pleased that we can coherently address both economic demands and social responsibility.

Does it not go against the grain of your interests to increase a tire's service life when the 75% of your sales are on the replacement market?
EM: It is true that the tire service life may slightly reduce the replacement market. However, our attitude is very straightforward. If it is good for the customer, we do it.

Does your production of natural rubber cover your needs?
EM: We do not produce a great deal of natural rubber, only about 5% of what we need. Consequently, we purchase 95%.

Could you tell us about the airplane tire market?
EM: Over the last fifteen years, the market for bias tire technology has been gradually shifting over to radial technology. Today, the world radial tire market share has reached 30%. We have focused all our energy on the development of the radial tire in both military and commercial aviation. The technical challenge is a tough one but highly motivating.

Have you any plans to reward the loyalty of shareholders as other companies do?
EM: Some companies have decided to issue free shares to certain stockholders. We have also looked into the possibility of a dividend bonus, but decided against it; the gross-up of dividends is limited by law to 10%. On the other hand, however long the shares have been held, we have decided to maintain our policy of a dynamic dividend.

You have spoken for the most part of your internal growth. Would you be interested in the acquisition of tire manufacturers that have small market shares?
EM: A company's backbone is its know-how, its teams, its culture and its technology. Internal growth is vital, and we rely on it for our international development. Nonetheless, we have been able to extend and round out our internal growth by making acquisitions and equity participations. You may be sure that we shall take advantage of any further opportunities which may arise.